Exhibit 8(h)(v)

AMENDMENT TO FUND PARTICIPATION AGREEMENT
Janus Aspen Series
(Service Shares)

This Amendment (the “Amendment”) to the Agreement (as defined below) is made as of October 29, 2012 between Janus Aspen Series, an open-end management investment company organized as a Delaware statutory trust (the “Trust”), Janus Distributors LLC, a Delaware limited liability company (the “Distributor”), and Jefferson National Life Insurance Company, a Texas life insurance company (the “Company”).

BACKGROUND

A.	The Trust, Distributor and Company are parties to a Fund Participation Agreement dated February 1, 2001, as amended (the “Agreement”).
B.	The parties wish to update Schedule B (List of Portfolios).
C.	The parties wish to further amend the Agreement as set forth below.

AMENDMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

1. Schedule B shall be deleted in its entirety and replaced with the Schedule B attached hereto.

2. The following shall be added to the end of Article I:

“1.10 (a) All orders accepted by the Company shall be subject to the terms of the then current prospectus of each Portfolio, including without limitation, policies regarding minimum account sizes, market timing and excessive trading. The Company shall use its commercially reasonable best efforts, and shall reasonably cooperate with, the Trust to enforce stated prospectus policies regarding transactions in Shares, particularly those related to market timing. The Company acknowledges that orders accepted by it in violation of the Trust's stated policies may be subsequently revoked or cancelled by the Trust and that the Trust shall not be responsible for any losses incurred by the Company or Contract or Account as a result of such cancellation. The Trust or its agent shall notify the Company of such cancellation prior to 12:00 p.m. Eastern Time on the next following Business Day after any such cancellation.

(b) In addition, the Company acknowledges that the Trust has the right to refuse any purchase order for any reason, particularly if the Trust determines that a Portfolio would be unable to invest the money effectively in accordance with its investment policies or would otherwise be adversely affected due to the size of the transaction, frequency of trading by the account or other factors. In the event the Trust refuses a purchase order submitted by the

Company without notice and a loss is incurred by the Company, directly as a result of such action by the Trust, the parties will work in good faith to determine an equitable resolution. In an effort to reduce the risk of the Trust rejecting a purchase order for a large trade, the Company agrees to provide notice to the Trust or its affiliate of any order in the amount of or over $1 million as soon as the Company knows that such order is valid.

1.11 The Company certifies that it is following all relevant rules and regulations, as well as internal policies and procedures, regarding “forward pricing” and the handling of mutual fund orders on a timely basis. As evidence of its compliance, the Company shall:

(a) permit the Trust or its agent to audit its operations, as well as any books and records preserved in connection with its provision of services under this Agreement;

(b) provide the Trust with the results of a Statement on Auditing Standards No. 70 (SAS 70) review or similar report of independent auditors as soon as practicable following execution of this Agreement; or

(e) provide annual certification to the Trust that it is following all relevant rules, regulations, and internal policies and procedures regarding “forward pricing” and the handling of mutual fund orders on a timely basis.”

3. The following shall be added to the end of Article III:

“3.8 The Company is, and shall carry out its activities under this Agreement, in compliance with all applicable anti-money laundering laws, rules and regulations including, but not limited to, the U.S.A. PATRIOT Act of 2001, P.L. 107-56. The Company further represents that it has policies and procedures in place to detect money laundering and terrorist financing, including the reporting of suspicious activity.

3.9 The Company is a “financial intermediary” as defined by Rule 22c-2 of the 1940 Act (the “Rule”), and has entered into an appropriate agreement with the Trust or one of its affiliates pursuant to the requirements of The Rule.”

4. Article VII shall be revised as follows:

“If to the Trust: Janus Aspen Series 151 Detroit Street Denver, CO 80206 Attn: Chief Legal Counsel	If to the Distributor: Janus Distributors LLC 151 Detroit Street Denver, CO 80206 Attn: Chief Legal Counsel

If to the Company: Jefferson National Life Insurance Company 9920 Corporate Campus Dr., Suite 1000 Louisville, KY 40223 Attn: General Counsel”

5. The following shall be added to the end of the Agreement:

“ARTICLE IX
Janus Aspen Protected Series Portfolios (“PSP”)

In the event the NAV falls below the protected NAV as described in the current prospectus, a PSP will proceed to liquidation and all portfolio securities of such PSP not already converted to cash or cash equivalents will be converted to cash and cash equivalents and will remain in cash and cash equivalents until the PSP is liquidated which will occur within 120 days of the Termination Date as defined in the current prospectus (the “Liquidation Date”). The Company acknowledges that any Shares held by the Company on the Liquidation Date shall be redeemed for cash. In an effort to maintain the NAV after the Termination Date, the Company acknowledges that during the Termination Date through the Liquidation Date, neither the Trust nor the Distributor shall pay any 12b-1 fees to the Company, its affiliates or its agents.”

6. The Agreement, as amended by this Amendment, is ratified and confirmed.

7. This Amendment may be executed in two or more counterparts, which together shall constitute one instrument.

JANUS ASPEN SERIES		JEFFERSON NATIONAL LIFE INSURANCE COMPANY

By:	/s/ Stephanie Grauerholz	By:	/s/ Craig A. Hawley
Name:	Stephanie Grauerholz	Name:	Craig A. Hawley
Title:	Vice President	Title:	General Counsel & Secretary

JANUS DISTRIBUTORS LLC

By:	/s/ Russell P. Shipman
Name:	Russell P. Shipman
Title:	Senior Vice President

SCHEDULE B
List of Portfolios

Name of Portfolio

All Portfolios of Janus Aspen Series (Service Shares) open to new investors (as set forth in the current prospectus of Janus Aspen Series) including Janus Aspen Protected Series.